EXHIBIT 12.3

LETTER TO UNIT HOLDERS

To Holders Of Units Of Boston Financial Qualified Housing Tax Credits L.P. IV, A Limited Partnership

Re: Offer to Purchase Units for $101 Per Unit

Dear Unit Holder:

Enclosed is an Offer To Purchase up to 8,500 units (“Units”) of limited partnership interests in Boston Financial Qualified Housing Tax Credits L.P. IV, A Limited Partnership (the “Partnership”) at a cash purchase price of $101 per Unit, without interest, less the amount of distributions made to you after the date of the Offer and less any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $10 per Unit, (with a $100 minimum fee and a $250 maximum fee).

Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

•

The Offer to Purchase is over 50% higher than the last highest trade of Units Anise is aware of. According to Direct Investments Spectrum, during the most recently reported trading period from April 1, 2005 through May 31, 2005, trades have ranged from $42 per Unit to $66 per Unit. This offer is over 50% higher than the highest reported trade. The Offer also allows Unit Holders to dispose of their Units without incurring the sales commissions (that may be up to 10% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries.

•	Tax credits have expired. The partnership has indicated that there are no more tax credits remaining.

•	Accelerated Loss. The cash purchase price plus the estimated value of the current year tax loss totals $425[1]. Unit Holders who sell will receive an accelerated tax year benefit.

•

Sale of all your Units will not result in the loss of tax credits previously taken. Unit Holders who sell all of their Units will also eliminate the need to file Form K-1 information for the Partnership with their federal tax returns for years after the Partnership's confirmation of the transfer of Units.

We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

The Offer is scheduled to expire on Monday, October 17, 2005. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (816) 877-0892.

Very truly yours,

Anise, L.L.C.

_________________________

1Assumes a combined federal/state capital gains tax rate of 36% and that prior Partnership losses have not been utilized. Each Unit Holder should check with their tax advisor and/or attorney as an individual tax rates and circumstances will vary.